NEWS RELEASE

October 24, 2007

Symbol: Canada TSX.V TVC
Frankfurt, Berlin TGP
2007-17

TOURNIGAN ANNOUNCES EXPLORATION PROPERTY RESOURCE CHANGES, RESTATEMENT OF FINANCIALS AND OTHER UPDATES

Vancouver, October 24, 2007 – Tournigan Gold Corporation (TVC:TSX-V; TGP:Frankfurt) announced today that it expects changes before year end for resource estimates at two mineral properties, including a reduction for the Kuriskova uranium deposit in Slovakia and an increase for the Curraghinalt gold deposit in Northern Ireland.

Tournigan also announced that it expects to restate its previously issued financial statements and Management’s Discussion and Analysis to correct non-cash errors related to the measurement, recognition and presentation of stock-based compensation. In addition, Tournigan provided progress reports on other mineral projects, including the Kremnica gold project and the Novoveska Huta uranium project, both in Slovakia, and several U.S. exploration projects.

Tournigan commented that its cash, amounting to approximately $31 million as at September 30, 2007, is securely invested in demand deposits with two major Canadian Schedule 1 banks and is not affected by the recent liquidity crisis involving asset-backed commercial paper.

Kuriskova update

Tournigan has engaged its independent consultant A.C.A. Howe of Berkhamsted, England, to revise the inferred resource estimate for the Kuriskova uranium deposit. The revised estimate, scheduled for completion by the end of 2007, will incorporate an improved geological understanding of the deposit and will address modeling issues identified in an independent audit of the current resource estimate established by A.C.A. Howe in May 2007. Such an independent audit is a necessary prerequisite to a decision to commission a pre-feasibility or feasibility study.

Tournigan expects that the revision will reduce by approximately 10% to 30% the current Kuriskova inferred resource estimate of 50.5 million pounds uranium oxide (U3O8) contained in 9 million tonnes of material with a grade of 0.255% U3O8. Tournigan cautions that the size of the reduction remains subject to change pending the completion of the revised estimate by A.C.A. Howe.

"Even though we are unable to precisely estimate the size of the reduction until the revised estimate is completed, we are confident that Kuriskova remains a world class uranium deposit," said James Walchuck, Tournigan’s President and Chief Executive Officer. "The revision may disappoint investors in the short run, but it is an important step that will clear the way for a more accurate assessment of the property’s development prospects."

The revised estimate will include historical drilling completed prior to the acquisition of the property by Tournigan in 2005 as well as the drilling carried out in 2005 and 2006. However, to produce a timely result, the revised estimate will not incorporate 6,225 metres of infill drilling at 20 diamond drill holes conducted to date in 2007. These drill results, and the results of six more drill holes (totaling approximately 3,600 metres) on the property, expected to be completed by mid-November, will be incorporated into another resource estimate scheduled for early 2008.

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"Radiometric readings indicate that the majority of the initial 20 holes drilled this year have intersected uranium mineralization," said Joseph Ringwald, Vice President Technical Services for Tournigan. "On this basis, we expect that the 2007 drilling program will likely have a favourable impact on the early 2008 resource estimate when compared with the upcoming revised technical report. In addition we are optimistic that a portion of the deposit in the early 2008 estimate will be upgraded to the indicated resource classification from the inferred resource classification."

Curraghinalt update

The new Curraghinalt resource will compare with a January 2005 inferred resource of 262,000 ounces contained in 527,700 tonnes of material with a grade of 15.45 grams of gold per tonne. Based on preliminary information, Tournigan expects that the new estimate will include an indicated resource classification as well as an inferred resource classification, with an increase in the total ounces of gold.

Micon International Ltd. of Toronto is preparing the new estimate as part of a technical report on the Curraghinalt deposit. The new report will take into account results from 20 new drill holes, totaling 4,139 metres, completed since the January 2005 estimate.

Tournigan expects to disclose the Micon technical report by the end of November 2007. The January 2005 estimate for Curraghinalt took into account 26 holes totaling 4,391 metres. That report was prepared by Tournigan’s independent consultant John Tully of North Vancouver, who passed away in 2006.

Financial restatement

The financial restatement involves the periods from September 1, 2004 to May 31, 2007 and is expected to result in a net increase of $2.9 million in the reported loss over this period. This consists of an increase of $4.3 million in non-cash costs for stock-based compensation, partially offset by the capitalization of $1.4 million to exploration properties. All amounts are subject to audit by Tournigan’s external auditors.

The decision to restate arose from management’s review of applicable accounting principles relating to stock-based compensation and a detailed examination of Tournigan’s stock option history. As a result, Tournigan has concluded that the financial statements for the periods from September 1, 2003 to May 31, 2007 should no longer be relied upon in this respect. Tournigan intends to file its restated financial statements and MD&A by mid-December along with its fiscal 2007 results.

Tournigan’s review of its accounting for stock-based compensation has produced the following preliminary findings, subject to audit and review by its external auditors, with regard to non-cash measurement and recognition errors:

1.

Tournigan used the news release date as the grant date for accounting purposes for certain stock option grants. For accounting purposes, the initial measurement date should have been the later of the date of authorization by Tournigan’s Board of Directors or, for employees, the date of inception of service.

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2.

Tournigan treated all stock options as granted to employees when in fact certain stock options were granted to non-employees. Employee stock options are measured at their fair value on the grant date and recognized over the vesting period. Tournigan’s non-employee stock options should have been measured at their fair value upon vesting and, prior to vesting, should have been recognized based on the service provided to the reporting date and then-current fair values. In addition, non-employee stock options should have been valued using their contractual term to expiry rather than their expected term.

3.

The vesting periods for certain stock option grants were incorrectly reflected in the financial statements such that the recognition of the costs of stock-based compensation should have been in earlier periods.

4.

Certain stock option cancellations were incorrectly reflected in the financial statements. The effect of the above items is expected to increase the non-cash costs of stock-based compensation by approximately $500,000 for the nine months ended May 31, 2007 and by approximately $3,500,000, $200,000 and $100,000 for the fiscal years ended August 31, 2006, 2005 and 2004, respectively.

Tournigan has also determined that a portion of its non-cash stock-based compensation costs relating to exploration employees and consultants should have been included in capitalized exploration property costs rather than presented as period expenses. This change in accounting presentation, after giving effect to the recognition and measurement errors described above, is expected to capitalize stock-based compensation costs in the amounts of approximately $250,000 for the nine months ended May 31, 2007 and approximately $1,000,000, $50,000 and $100,000 for the fiscal years ended August 31, 2006, 2005 and 2004, respectively.

Other Slovakia property updates

For the Kremnica gold project in Slovakia, before the end of 2008 Tournigan expects to be in a position to decide whether to commission a feasibility study. Since May 2007, to prepare for the decision, Tournigan has commenced base line data gathering for environmental purposes and has completed more than 50% of the 62 drill holes designed to gather information about the property. The drilling is in support of a groundwater monitoring program, the detailed open pit design and the siting of the tailings facility and the processing plant.

As previously disclosed, Beacon Hill Consultants (1988) Ltd., of Vancouver completed a pre-feasibility study of Kremnica in May 2007. The study’s base case indicates that the project could recover 674,500 ounces of gold with an internal after tax rate of return (IRR) of approximately 13%, assuming a gold price of US$525 and silver price of US$9.25 per ounce. The pre-feasibility study also indicated an IRR of 26% assuming a gold price of US$675. The spot price of gold was US$759 on October 23, 2007. Tournigan is progressing with its efforts to optimize the project’s economics.

For the Novoveska Huta uranium deposit, Tournigan expects to complete an initial resource estimate based on National Instrument 43-101 standards during 2008. The timing remains subject to the successful completion of a 9-hole, 3,900-metre diamond drilling program intended to twin historical information. Tournigan has completed five holes (2,500 metres) so far in 2007 with the remainder scheduled for completion before year end. No chemical assays have been received to date, but gamma logs confirm the presence of mineralization in all of the completed twinning holes.

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Tournigan acquired the licenses for Novoveska Huta in 2005. The property, once a producing mine with open pit and underground operations, was shut down in the early 1990’s due to low uranium prices and the collapse of the former socialist economy. The previous owner completed underground development exceeding 5,500 metres on 5 vertical levels. Tournigan has not yet appointed a consultant for the proposed 2008 resource study.

During 2007 Tournigan completed a 16,000 line kilometer airborne radiometric survey of all if its uranium properties in Slovakia. In addition to highlighting known anomalies, the survey has identified new targets that require follow-up, including targets at Kuriskova and Novoveska Huta.

U.S. property updates

In Wyoming, between August 2007 and October 2007 Tournigan completed a uranium exploration program consisting of 50 rotary mud drill holes totaling 6,414 metres on a group of claims in the Cyclone Rim area of the Western Great Divide Basin. So far, results have been analyzed for 44 of the holes and uranium mineralization was encountered in 15. Tournigan now plans drilling to twin the mineralized holes for core analysis, with results expected in late 2007 or early 2008.

On another group of claims also in Wyoming’s Cyclone Rim, Tournigan expects to begin shortly a 71-hole, 17,313-metre rotary mud drill hole program. This drill program is intended to test for additional uranium mineralization along the 14 km roll front trend contained in these claims.

In Arizona, where Tournigan is exploring for uranium, earlier this year the company encountered technical problems while using rotary air/foam drilling to locate breccia pipe geological structures. Tournigan is converting the program to diamond drilling and is currently sourcing drilling contractors. The current plan is to drill certain high priority breccia pipe targets as soon as a contractor is ready.

In South Dakota, Tournigan has acquired and is reviewing historical uranium exploration data, including results of 900 holes drilled by others. Tournigan’s plan for South Dakota will depend on the analysis of the data.

The properties in Wyoming, Arizona and South Dakota consist of more than 53,000 acres of federal lode mining claims. As disclosed on October 12, 2007, Tournigan has entered into an agreement to acquire a 100% interest in these claims from Sweetwater River Resources LLC. The transaction is expected to close by the end of 2007.

In Nevada, where gold is the target, Tournigan earlier this year completed 18 reverse circulation drill holes totaling 2,168 metres in initial exploration of two areas of mineral claims. Results are still being assessed. Tournigan has an option to earn a 51% to 70% interest in the Nevada exploration properties under an agreement, announced in June 2006, with AuEx Ventures Inc. (TSX-V: XAU) of Reno, Nevada.

Joseph Ringwald, PEng, Tournigan's Vice President Technical Services and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical disclosure contained in this news release.

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About Tournigan

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. Tournigan is a Mineral Resource company with a focus to develop its best projects. Tournigan has obtained licenses in countries that are economically and politically stable, have good infrastructure, and a well-educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

"James Walchuck"

James Walchuck, President and CEO

Forward-looking statements

Certain of the statements made herein, including any information as to Tournigan’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond Tournigan’s ability to control or predict. When used in this document, the words "could", "intend", "anticipate", "estimate", "expect" as they relate to Tournigan or its management, are intended to identify forward-looking statements or information. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold and uranium price volatility; impact of any hedging activities, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Slovakia or the United States or other countries in which Tournigan does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold and uranium exploration, development and mining, including the accuracy of resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based), environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by Tournigan with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. Tournigan undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

CAUTIONARY NOTES TO US INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

Measured and Indicated Resources

This management discussion and analysis uses the terms "measured and indicated resources". The Company advises US investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not "mineral reserves" do not have demonstrated economic viability. Disclosure of "contained ounces" is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

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Inferred Resources

This management discussion and analysis uses the term "inferred resources". The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

James Walchuck, CEO at +1 (604) 683-8320, or visit www.tournigan.com

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